SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of October, 2004

                              RYANAIR HOLDINGS PLC
                 (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



                           RYANAIR PASSES 85 MILLION
                           U.K PASSENGER MARK TODAY!

Ryanair, Europe's No 1 low fares airline, today (Friday, 22nd October 2004) celebrated reaching landmark passenger figures across its extensive route network this month. Ryanair now operates 186 low fares routes across 17 countries and this year will carry in excess of 27 million passengers.

Speaking today, Ryanair's Head of Communications, Paul Fitzsimmons said:

       "Since 1986, Ryanair has revolutionized European travel bringing low air fares to million of Europeans for the first time - and the rewards for both the travelling public and Ryanair are clear. Today we hit the 85 million passenger mark in the U.K and we have had many other important landmarks across our route network this month.

       "Bringing low air fares to Europe is something Ryanair take personal pride in - indeed this month is of special importance as we will hit the 100 million passenger mark - that translates to savings of EUR10 Billion for our passengers over the high fares of other airlines - a bonus in any language!

       "And remember, anyone booking before 30th November and travelling before 21st December will automatically be entered into our 100th million passenger celebratory draw to win EUR100,000!"

PASSENGER LANDMARKS IN OCTOBER 2004

Country                              Total Pax to            Savings
                                        date
UK                                       85m                EUR8.5 b
ITALY                                    17m                EUR1.7 b
France                                    9m                EUR900 m
BELGIUM                                   6m                EUR600 m
SPAIN                                     4m                EUR400 m

ALSO IN OCTOBER 2004:

- Gothenburg and Kerry airports have passed the 900,000 Ryanair passenger milestone
- Eindhoven airport has welcomed its 900,000th Ryanair passenger
- Reus Salou has greeted its 300,000th Ryanair passenger

ENDS.                          Friday, 22nd October 2004

For further information:
Paul Fitzsimmons - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228         Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  22 October 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director